UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

First Industrial Realty Trust, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
32054K 10 3
(CUSIP Number)
Howard A. Nagelberg
Barack Ferrazzano Kirschbaum & Nagelberg LLP
200 W. Madison Street, Suite 3900
Chicago, Illinois 60606
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 5, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	32054K 10 3

1.	NAMES OF REPORTING PERSONS. Jay H. Shidler

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7.	SOLE VOTING POWER

NUMBER OF		3,669,379*

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,187,280**

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,656,068*

WITH	10.	SHARED DISPOSITIVE POWER

1,187,280**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,856,659***

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.8%***

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Includes 69,243 shares of common stock, par value $0.01 per share, of First Industrial Realty Trust, Inc. issuable upon conversion of certain units of limited partnership interest in First Industrial, L.P.
** Includes 276,620 shares of common stock, par value $0.01 per share, of First Industrial Realty Trust, Inc. issuable upon conversion of certain units of limited partnership interest in First Industrial, L.P.
*** Includes 345,863 shares of common stock, par value $0.01 per share, of First Industrial Realty Trust, Inc. issuable upon conversion of certain units of limited partnership interest in First Industrial, L.P.

CUSIP No.	32054K 10 3

1.	NAMES OF REPORTING PERSONS. Shidler Equities L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Hawaii

	7.	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,165,201*

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10.	SHARED DISPOSITIVE POWER

1,165,201*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,165,201*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%*

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Includes 254,541 shares of common stock, par value $0.01 per share, of First Industrial Realty Trust, Inc. issuable upon conversion of certain units of limited partnership interest in First Industrial, L.P.

CUSIP No.	32054K 10 3

1.	NAMES OF REPORTING PERSONS. Shidler Equities Corp.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Hawaii

	7.	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,165,201*

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10.	SHARED DISPOSITIVE POWER

1,165,201*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,165,201*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%*

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Includes 254,541 shares of common stock, par value $0.01 per share, of First Industrial Realty Trust, Inc. issuable upon conversion of certain units of limited partnership interest in First Industrial, L.P.

CUSIP No.	32054K 10 3

1.	NAMES OF REPORTING PERSONS. Holman/Shidler Investment Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Hawaii

	7.	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,079*

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10.	SHARED DISPOSITIVE POWER

22,079*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

22,079*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Consists of shares of common stock, par value $0.01 per share, of First Industrial Realty Trust, Inc. issuable upon conversion of certain units of limited partnership interest in First Industrial, L.P.

Item 1. Security and Issuer
This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of First Industrial Realty Trust, Inc. (the “Company”). The Company’s principal executive offices are located at 311 South Wacker Drive, Suite 4000, Chicago, Illinois 60606.
Item 2. Identity and Background
(a)	This statement is filed by:
(i)	Jay H. Shidler, with respect to the shares of Common Stock (including shares issuable upon conversion of Units (as defined in Item 5 below)) owned directly by him and his wife, by Shidler Equities L.P., a Hawaii limited partnership (“Shidler LP”), and by Holman/Shidler Investment Corporation, a Hawaii corporation (“Holman/Shidler”);

(ii)	Shidler LP, with respect to the shares of Common Stock (including shares issuable upon conversion of Units) directly owned by it;

(iii)	Shidler Equities Corp., a Hawaii corporation (“Shidler Corp.”), with respect to the shares of Common Stock (including shares issuable upon conversion of Units) directly owned by Shidler LP; and

(iv)	Holman/Shidler, with respect to the shares of Common Stock issuable upon conversion of Units owned directly by it.
The foregoing persons are hereinafter collectively referred to as “Shidler”. Any disclosures herein with respect to persons other than Shidler are made on information and belief after making inquiry to the appropriate party.
The directors and executive officers of Shidler Corp. are:

Name and Title	Business Address	Citizenship

Jay H. Shidler Director, President & Treasurer	841 Bishop Street, Suite 1700 Honolulu, HI 96813	USA

Wallette A. Shidler Vice President	841 Bishop Street, Suite 1700 Honolulu, HI 96813	USA

Lawrence J. Taff Secretary	841 Bishop Street, Suite 1700 Honolulu, HI 96813	USA

Dayle N. Murakami Assistant Secretary	841 Bishop Street, Suite 1700 Honolulu, HI 96813	USA

The directors and executive officers of Holman/Shidler are:

Name and Title	Business Address	Citizenship

Robert W. Holman Director and President	1680 Pine Cone Circle Incline Village, NV 89451	USA

Jay H. Shidler Director, Vice President, Secretary & Treasurer	841 Bishop Street, Suite 1700 Honolulu, HI 96813	USA

Marc T. Malardino Vice President, Assistant Secretary	774 Mays Boulevard, Suite 10 Incline Village, NV 89451	USA
(b)	The business address of Shidler is 841 Bishop Street, Suite 1700, Honolulu, HI 96813.

(c)	Mr. Shidler is the founder and managing partner of The Shidler Group, the principal business of which is the acquisition and management of real estate properties. See (b) above for the address of The Shidler Group. Mr. Shidler also serves on the board of directors of the Company, serves as chairman of the board of directors of Pacific Office Properties Trust, Inc. and Corporate Office Properties Trust, and is a private investor in real estate. The principal business of Shidler LP is serving as a private investment limited partnership. The principal business of Shidler Corp. is serving as the general partner of Shidler LP. The principal business of Holman/Shidler is serving as a private investment company.

(d)	None of Shidler or any of the directors and executive officers of Shidler Corp. and Holman/Shidler has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of Shidler or any of the directors and executive officers of Shidler Corp. and Holman/Shidler has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
On March 5, 2009, March 6, 2009 and March 9, 2009, Mr. Shidler expended an aggregate of approximately $3,708,701 to purchase 1,746,500 shares of the Company’s Common Stock. These purchases were effected in the open market using personal funds.
Item 4. Purpose of Transaction
All prior acquisitions of shares of Common Stock and Units by Shidler were made for the purpose of making an investment in the Company or First Industrial, L.P. (the “Operating Partnership”) and providing funds to the Company or assets to the Operating Partnership. Units in the Operating Partnership were acquired in exchange for the contribution of properties and the assets of property management operations.
Other than in Mr. Shidler’s capacity as a director of the Company, Shidler does not currently have plans or proposals that relate to or would result in any of the following:
(i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;
(ii) the sale or transfer of a material amount of assets of the Company;
(iii) a change in the present board of directors or management of the Company;
(iv) a material change in the present capitalization or dividend policy of the Company;
(v) a material change in the business or corporate structure of the Company;
(vi) a change to the articles of incorporation or bylaws of the Company, or an impediment to the acquisition of control of the Company;
(vii) the delisting from the New York Stock Exchange of the Company’s Common Stock;
(viii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
(ix) any action similar to any of those enumerated in (i) through (viii) above.
Subject to applicable laws and regulations, as a director of the Company, Mr. Shidler may formulate and participate in the formulation of plans and proposals that may result in the occurrence of an event set forth in (i) through (viii) above.
Item 5. Interest in Securities of the Issuer
A.	Jay H. Shidler
(a)	Mr. Shidler is the beneficial owner of 4,856,659 shares of Common Stock of the Company, representing 10.8% of the class, comprising 3,580,136 shares held directly by him (of which 13,311 are restricted shares granted under the Company’s compensation plans in connection with his service on the Company’s board of directors); 20,000 shares held by his wife, Wallette A. Shidler; 910,660 shares held by Shidler LP; 68,020 shares issuable upon conversion of limited partnership units (“Units”) in the Operating Partnership, which are exchangeable on a one-for-one basis, subject to adjustments, for shares of the Company’s Common Stock, held by Mr. Shidler directly; 254,541 shares issuable upon conversion of Units held by Shidler LP; 1,223 shares issuable upon conversion of Units held by Mr.

and Mrs. Shidler jointly; and 22,079 shares issuable upon conversion of Units held by Holman/Shidler.

(b)	1.	Sole power to vote or direct vote: 3,669,379
2.	Shared power to vote or direct vote: 1,187,280

3.	Sole power to dispose or direct the disposition: 3,656,068

4.	Shared power to dispose or direct the disposition: 1,187,280
(c)	On March 5, 2009, March 6, 2009 and March 9, 2009, Mr. Shidler expended an aggregate of approximately $3,708,701 to purchase 1,746,500 shares of the Company’s Common Stock. See Item 3 of this Schedule 13D.

On January 9, 2009, Mr. Shidler received a grant of 1,325 restricted shares under the Company’s 1997 Stock Incentive Plan in connection with his service on the Company’s board of directors. Such shares vest on January 31, 2014. On January 31, 2009, 779 shares of restricted stock previously granted to Mr. Shidler vested in accordance with their terms.

(d)	Not applicable.

(e)	Not applicable.
B.	Shidler Equities L.P.
(a)	Shidler LP is the beneficial owner of 1,165,201 shares of Common Stock of the Company, representing 2.6% of the class, comprising 910,660 shares held directly and 254,541 shares issuable upon conversion of Units held directly.

(b)	1.	Sole power to vote or direct vote: -0-
2.	Shared power to vote or direct vote: 1,165,201

3.	Sole power to dispose or direct the disposition: -0-

4.	Shared power to dispose or direct the disposition: 1,165,201
(c)	None.

(d)	Shidler Corp., the general partner of Shidler LP, has the power to direct the affairs of Shidler LP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, shares of Common Stock held by it.

(e)	Not applicable.
C.	Shidler Equities Corp.
(a)	Shidler Corp. is the beneficial owner of 1,165,201 shares of Common Stock of the Company, representing 2.6% of the class, comprising 910,660 shares held by Shidler LP and 254,541 shares issuable upon conversion of Units held by Shidler LP.

(b)	1.	Sole power to vote or direct vote: -0-
2.	Shared power to vote or direct vote: 1,165,201

3.	Sole power to dispose or direct the disposition: -0-

4.	Shared power to dispose or direct the disposition: 1,165,201
(c)	None.

(d)	Not applicable.

(e)	Not applicable.
D.	Holman/Shidler Investment Corporation
(a)	Holman/Shidler is the beneficial owner of 22,079 shares of Common Stock of the Company, representing 0.0% of the class, issuable upon conversion of Units held directly.

(b)	1.	Sole power to vote or direct vote: -0-

2.	Shared power to vote or direct vote: 22,079

3.	Sole power to dispose or direct the disposition: -0-

4.	Shared power to dispose or direct the disposition: 22,079
(c)	None.

(d)	Not applicable.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Reference is made to the relationships described in Items 2 and 5 of this Schedule 13D.
Item 7. Material to Be Filed as Exhibits
     99.1. Joint Filing Agreement.

Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 13, 2009

/s/ Jay H. Shidler
Jay H. Shidler

SHIDLER EQUITIES L.P.
By:	Shidler Equities Corp.

By:	/s/ Jay H. Shidler
Jay H. Shidler
President

SHIDLER EQUITIES CORP.

By:	/s/ Jay H. Shidler
Jay H. Shidler
President

HOLMAN/SHIDLER INVESTMENT CORPORATION

By:	/s/ Jay H. Shidler
Jay H. Shidler
Vice President, Secretary and Treasurer